

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 31, 2017

<u>Via E-mail</u>
John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

> **Re: Valeritas Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 4, 2017**
> **File No. 333-220799**

Dear Mr. Timberlake:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Provide us your analysis demonstrating that you satisfy the eligibility requirements in General Instruction I.A.3 of Form S-3. In your response, demonstrate when your reporting obligation was automatically suspended under Section 15(d) of the Exchange Act due to the number of record holders of your securities. For guidance, see Question 115.15 of the Division of Corporation Finance's Securities Act Forms Compliance and Disclosure Interpretations.

<u>Calculation of Registration Fee</u>

2.   It appears that you have allocated the entire offering amount to the Common Stock, but the footnotes to the fee table indicate that you are registering for sale the other securities. Please clarify.

<u>Outside Front Prospectus Cover</u>

3. Please provide the disclosure required by Instruction 7 to General Instruction I.B.6 of Form S-3.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

      Sincerely,

      /s/ Russell Mancuso

      Russell Mancuso
      Branch Chief
      Office of Electronics and Machinery

cc: Emilio Ragosa
   Morgan, Lewis & Bockius LLP